1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated February 24, 2005	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: February 24, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)

DISCLOSEABLE TRANSACTION	SHARE TRANSACTION

JOINT ANNOUNCEMENT

DEFERRAL OF SUBSCRIPTION COMPLETION

in relation to

Proposed acquisition of approximately 80.6%

of the issued share capital of Indiagames Limited

The Board is pleased to announce that the Sale Completion took place on 24 February 2005.

As extra time is required for completing the process of the subscription, issue and allotment of the Subscription Shares in India, the Board announces that the Subscription Completion will be deferred and will take place on or before 31 March 2005.

Reference is made to the joint announcement of TOM Group Limited (“TOM”) and TOM Online Inc. (“TOM Online”) dated 17 December 2004 (“Joint Announcement”) and the circular of TOM dated 10 January 2005 (“Circular”) in respect of the proposed acquisition of approximately 80.6% of the issued share capital of Indiagames Limited. Unless otherwise defined herein, terms used herein shall have the same meaning as defined in the Joint Announcement and the Circular.

Sale Completion

The Board is pleased to announce that, after all of the Conditions were fulfilled, the Sale Completion took place on 24 February 2005. As a result, TOM Online Games has successfully acquired approximately 76.29% of the issued and paid-up share capital of Indiagames as at the Sale Completion. Indiagames becomes a non wholly-owned subsidiary of TOM and TOM Online.

Deferral of Subscription Completion

Pursuant to the Sale and Subscription Agreement, the Subscription Completion will take place on or before 28 February 2005.

As extra time is required for completing the process of the subscription, issue and allotment of the Subscription Shares in India, the Board announces that the parties to the Sale and Subscription Agreement have agreed that the Subscription Completion will be deferred and will take place on or before 31 March 2005.

Further announcement will be made should the Subscription Completion not take place on or before 31 March 2005 in the manner mentioned above or should there be any further changes to the date of Subscription Completion.

By Order of the Board	By Order of the Board
TOM GROUP LIMITED	TOM ONLINE INC.
Angela Mak	Angela Mak
Company Secretary	Company Secretary

Hong Kong, 24 February 2005

As at the date hereof, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Sing Wang	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Tommei Tong	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Holger Kluge
Mr. Wang Lei Lei

As at the date hereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

*	for identification purpose